EXHIBIT 99.1

                ORDINARY AND EXTRAORDINARY STOCKHOLDERS MEETING

Be the stockholders of ARACRUZ CELULOSE S.A. convoked for the Stockholders Ordinary and Extraordinary Meeting, which will take place on April 29, 2003, at 10 o'clock a.m., at the Presidency Meeting Room of the Company's headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, Aracruz, State of Espirito Santo, Brazil, when the following subjects will be resolved:

I.   Extraordinary Stockholders Meeting:

     I.i.       Amendment to article 7 of the Company's By-laws, aiming to adjust the rights to be assured to the preferred shares to the recently enacted reformation of Brazilian Law nr. 6,404;

     I.ii.      Amendment to article 20 of the Company's By-laws, as regards the composition of the Board of Officers;

     I.iii      Cancellation of 180,000 treasury debentures issued according to the deed nominated "Instrumento Particular de Escritura da Quinta Emissao de Debentures Simples", dated May 31, 1990, registered on book 3-B of the auxiliary Registry of Deeds, under nr. 1408;

     I.iv       Other general subjects concerning the Company.

II.  Ordinary Stockholders Meeting:

     II.i.      To be accounted by Board of Directors and the Board of Officers, to examine, to discuss and to approve the financial statements related to the fiscal year ended December 31, 2002;

     II.ii.     To resolve on the destination of the net profits earned in such fiscal year and on the dividends' distribution;

     II.iii.    Election of the members of the Board of Directors to hold office from 2003 to 2006;

     II.iv      To resolve on the continuity of the Financial Board, and to elect its members and correspondent alternates; and

     III.v      To determine the general amount of compensation of the Board of
     Directors, Board of Officers and Financial Board.

     As required by CVM Instruction 165/91, be it informed that the minimum of 5% of the Company's voting stock is required to enable the request of cumulative voting.

                            Aracruz, April 10, 2003.

                              Erling Sven Lorentzen
                       Chairman of the Board of Directors